FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 12, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: May 13, 2011

Exhibit 99.1

iSoftStone Reports Unaudited First Quarter 2011 Financial Results

BEIJING, China, May 12, 2011 /PRNewswire-FirstCall — iSoftStone Holdings Limited (“iSoftStone”, or “the Company”, NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial results for the first quarter 2011.

First quarter 2011 financial and operating results

•	Net revenues increased 45.0% to $56.9 million in the first quarter 2011 from $39.3 million in the first quarter 2010.

•

Gross profit increased 49.2% to $20.5 million in the first quarter 2011 from $13.8 million in the first quarter 2010, representing an improved gross profit margin of 36.1% in the first quarter 2011 from 35.1% in the first quarter 2010.

•	Net income in the first quarter 2011 was $5.2 million compared with $0.8 million in the first quarter 2010.

•	Non-GAAP net income(1) increased 141.3% to $6.2 million in the first quarter 2011 from $2.6 million in the first quarter 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.09 in the first quarter 2011 and nil in the first quarter 2010. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS were $0.10 in the first quarter 2011 and $0.06 in the first quarter 2010.

•	Total number of employees was 8,900 as of March 31, 2011.

Mr. Tianwen Liu, Chairman and CEO of iSoftStone, said, “We are delighted to report strong growth and solid operating results for the first quarter 2011. Revenue came in at $56.9 million, ahead of the top end of our guidance. The 45 percent year-on-year quarterly growth in net revenues was mainly organic, as we successfully increased our services to existing clients. We are particularly pleased with our increase in gross margin which came on the back of improvements in efficiency despite ongoing inflationary pressures and the seasonal slowdown in productivity due to Chinese New Year Holiday.

“We continue to see strong demand both in China and globally, with revenues in greater China up 47%, year-on-year, and up 43% globally. In China, we saw organic growth from our existing customers and also in new areas such as public sector as we won a multi-million-dollar smart-city project in the first quarter 2011. While modest in size, we believe this contract gives us a great entry point to grow our presence in the public sector.

“We continued to perform well in Japan despite the effects of the earthquake and tsunami during the past quarter. In addition to growth from existing technology and manufacturing clients headquartered in Japan, we recently won a sizable offshore development center contract from a major global mobile phone vendor and an additional multi-year and multi-million-dollar offshore delivery center contract from an insurance industry client. These events confirm our previous assessment that the Japan earthquake and related events would have a limited impact on our operations. “Looking at our first quarter results, we believe our strategy is clearly working well. With strong revenue growth from our existing and new clients, improving efficiency and the scalability of our business model, we are well positioned to capitalize on the growth opportunities we see across geographies and target industries.”

Results of operations for the first quarter 2011

Our business is affected by seasonal treads and the net revenues are typically lower in the first quarter compared with other quarters. The company presents its financial analysis on a year-over-year basis between the first quarter 2011 and 2010 as in the following paragraphs.

Net revenues

Net revenues increased $17.7 million or 45.0% to $56.9 million in the first quarter 2011 from $39.3 million in the first quarter 2010. The increase reflects mainly organic growth from existing and new clients.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including: (i) IT Services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services; (ii) Consulting & Solutions; and (iii) Business Process Outsourcing (“BPO”) services. The following table sets forth our net revenues by service line for the periods presented:

US$ in thousands, except %	2010Q1%		2011Q1%
IT services
ADM	11,434	29.1%	20,693	36.4%
R&D	13,500	34.4%	18,202	32.0%
Infrastructure and software	801	2.0%	2,617	4.5%

IT services, total	25,735	65.5%	41,512	72.9%
Consulting & Solutions	12,350	31.5%	13,094	23.0%
BPO services	1,176	3.0%	2,311	4.1%

Total net revenues	39,261	100.0%	56,917	100.0%

Net revenues from IT Services increased $15.8 million or 61.3% to $41.5 million in the first quarter 2011 from $25.7 million in the first quarter 2010. Net revenues from Consulting & Solutions increased $0.7 million or 6.0% to $13.1 million in the first quarter 2011 from $12.4 million in the first quarter 2010. Net revenues from BPO services increased 96.5% to $2.3 million in the first quarter 2011 from $1.2 million in the first quarter 2010. The increase of net revenues in each service line was primarily a result of deepening and broadening our engagements with existing clients.

Net revenues by geographic markets

We classify our net revenues into the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong and Macau) and Global (which includes the United States, Europe, Japan and others) based on the headquarters locations of our clients. The following table sets forth our net revenues by geographic markets for the periods presented:

US$ in thousands, except %	2010Q1%		2011Q1%
Greater China	21,414	54.6%	31,431	55.2%
Global:
United States	12,177	31.0%	14,336	25.2%
Europe	2,127	5.4%	5,133	9.0%
Japan	3,497	8.9%	5,870	10.3%
Others	46	0.1%	147	0.3%

Global total	17,847	45.4%	25,486	44.8%

Total net revenues	39,261	100.0%	56,917	100.0%

We have experienced balanced growth across our geographic markets. Our net revenues from Greater China clients increased $10.0 million or 46.8% to $31.4 million in the first quarter 2011 from $21.4 million in the first quarter 2010. Net revenues from Global clients increased $7.6 million or 42.8% to $25.5 million in the first quarter 2011 from $17.8 million in the first quarter 2010.

Net revenues by client industry

We have focused on serving clients, both globally and in China, in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table sets forth our net revenues by client industry for the periods presented:

US$ in thousands, except %	2010Q1%		2011Q1%
Technology	14,273	36.3%	18,523	32.5%
Communication	15,344	39.1%	21,334	37.5%
BFSI	5,403	13.8%	11,867	20.8%
Energy, transportation and public	3,069	7.8%	1,706	3.0%
Others	1,172	3.0%	3,487	6.2%

Total net revenues	39,261	100.0%	56,917	100.0%

Net revenues from technology clients increased $4.3 million or 29.8% to $18.5 million in the first quarter 2011 from $14.3 million in the first quarter 2010. Net revenues from communications clients increased $6.0 million or 39.0% to $21.3 million in the first quarter 2011 from $15.3 million in the first quarter 2010. Net revenues from BFSI clients increased $6.5 million or 119.6% to $11.9 million in the first quarter 2011 from $5.4 million in the first quarter 2010. Net revenues from energy, transportation and public sector clients decreased $1.4 million or 44.4% to $1.7 million in the first quarter 2011 from $3.1 million in the first quarter 2010 primarily as a result of the completion of a major project in 2010. Net revenues from other clients increased $2.3 million to $3.5 million in the first quarter 2011 from $1.2 million in the first quarter 2010.

Net revenues by key clients

Net revenues from our top five clients totaled $24.8 million or 43.6% of total net revenues in the first quarter 2011 compared with $19.1 million or 48.7% in the first quarter 2010.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis or, with respect to our certain BPO services, on the basis of volume of work processed for our clients. The following table sets forth our net revenues by pricing method for the periods presented:

US$ in thousands, except %	2010Q1%		2011Q1%
Time-and-expense basis	20,324	51.7%	24,145	42.4%
Fixed-price basis	18,516	47.2%	32,571	57.2%
Volume basis (BPO)	421	1.1%	201	0.4%

Total net revenues	39,261	100.0%	56,917	100.0%

Net revenues from time-and-expenses basis projects increased $3.8 million or 18.8% to $24.1 million in the first quarter 2011 from $20.3 million in the first quarter 2010. Net revenues from fixed-price basis projects increased $14.1 million or 75.9% to $32.6 million in the first quarter 2011 from $18.5 million in the first quarter 2010. Net revenues from volume basis decreased $0.2 million or 52.3% to $0.2 million in the first quarter 2011 from $0.4 million in the first quarter 2010.

Cost of revenues, gross profit and gross profit margin

Cost of revenues increased $10.9 million or 42.7% to $36.4 million in the first quarter 2011 from $25.5 million in the first quarter 2010 primarily due to service delivery employees added and higher purchases of implementation services from subcontractors to enable and match the growth of our business.

Gross profit increased $6.8 million or 49.2% to $20.5 million in the first quarter 2011 from $13.8 million in the first quarter 2010. Gross profit margin increased to 36.1% in the first quarter 2011 from 35.1% in the first quarter 2010 primarily due to efficiency improvements, optimization in our service mix and leverage of government support resulting in lower salary and compensation expenses as a percentage of net revenues.

Operating expenses

Operating expenses increased $4.2 million or 30.9% to $17.8 million in the first quarter 2011 from $13.6 million in the first quarter 2010 primarily due to increase of salary and compensation expenses, including share-based compensation expenses, as a result of our continuous investment in management capacity, sales force and marketing efforts to support our top line growth and research and development activities.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses were $14.8 million, or 26.0% of net revenues in the first quarter 2011 compared with $12.6 million, or 32.1% of net revenues in the first quarter 2010. The decrease of operating expenses as a percentage of net revenues reflected the benefit of scalability from our earlier investments in management teams and corporate infrastructure.

Income from operations

Income from operations was $3.6 million in the first quarter 2011 compared with $1.9 million in the first quarter 2010 due to the factors explained above.

Change in fair value of convertible notes derivatives

In December 2009 and April 2010, the company issued $38.0 million Series C convertible notes to various holders. Certain terms of our issued convertible notes were determined as embedded derivatives and were carried at fair value at each period end. Upon the closing of our IPO in December 2010, $18.0 million of our convertible notes, together with interest thereon, were converted into our ordinary shares. On March 3, 2011, the remaining $20.0 million of our convertible notes, together with interest thereon, were converted into ordinary shares. The change in fair value of remaining convertible notes derivatives was recognized as an income of $2.8 million in the first quarter 2011 in our consolidated statement of operations, compared with an expense of $0.3 million in the first quarter 2010.

Interest expense

Interest expense was $1.2 million in the first quarter 2011 and $1.0 million in the first quarter 2010. Interest expense in the first quarter 2011 included imputed interest of $0.7 million accrued for our convertible notes, and $0.5 million of interest on short-term bank borrowings. The interest expense in the first quarter 2010 was mainly interest of $0.7 million accrued for our convertible notes, and of $0.3 million on short-term bank borrowings. By March 3, 2011, all our convertible notes, together with accrued interest thereon, were converted into our ordinary shares.

Income taxes

Income tax expense was $0.3 million in the first quarter 2011 compared with an income tax benefit of $0.1 million in the first quarter 2010 primarily as a result of increased profit or reduced loss in certain China entities and one overseas entity. We currently estimate that the effective tax rate will be at approximately 6.0% for the year 2011.

Net income

Net income in the first quarter 2011 was $5.2 million, compared with $0.8 million in the first quarter 2010. The improvement was due to the factors explained above primarily including: (i) improvement of efficiency such as carefully controlled headcount and tightened recruiting process in the first quarter 2011 and (ii) the income of $2.8 million from the change in fair value of convertible notes derivatives in the first quarter 2011.

Our non-GAAP net income(1) increased $3.6 million or 141.3% to $6.2 million in the first quarter 2011 from $2.6 million in the first quarter 2010. For a reconciliation of our non-GAAP net income to our U.S. GAAP net income, please see the related explanation below and the reconciliation table at the end of this earnings release.

Earnings per ADS

Basic earnings per ADS were $0.10 in the first quarter 2011 and nil in the first quarter 2010.

Non-GAAP basic earnings per ADS were $0.12 in the first quarter 2011 and $0.07 in the first quarter 2010.

Diluted earnings per ADS were $0.09 in the first quarter 2011 and nil in the first quarter 2010.

Non-GAAP diluted earnings per ADS were $0.10 in the first quarter 2011 and $0.06 in the first quarter 2010.

Please refer to detail description of non-GAAP diluted earnings per ADS and reconciliation to the GAAP measure in the table at the end of this earnings release.

Cash and Cash Flow

As of March 31, 2011, we had a cash balance of $161.3 million. Our net cash used in operating activities in the first quarter 2011 was $17.6 million. Our net cash used in investing activities in the first quarter 2011 was $44,000 including capital expenditures of $1.8 million.

Days sales outstanding (“DSO”) was 161 days for the first quarter 2011 and 2010. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the period.

Recent developments

Appointment of Mr. Frank Feng as Chief Operation Officer

In May 2011, the Company appointed Mr. Frank Feng, our Director and Executive Vice President, as Chief Operation Officer to strengthen the execution of the company’s strategy and continuous improvement of operation efficiency.

Investment in MDLC-Frontline (China) Limited (“MDCL”)

In April 2011, the Company agreed to acquire from certain MDCL existing shareholders a 19.9% equity interest in MDCL to expand its service lines to include system integration and maintenance services for domestic Chinese clients and for global clients with significant operations in greater China. The Company also has a call option to acquire from certain MDCL existing shareholders an additional 32.6% equity interest in MDCL during a 12-month period following closing of the initial acquisition. If the Company exercises this call right, then the remaining MDCL shareholders have an option to put their remaining 47.5% MDCL interest to the Company under certain circumstances. The cash consideration of the investment of 19.9% equity interest is determined based on the audited net assets of MDCL as of December 31, 2010 and will be payable in installments.

Outlook for the second quarter of 2011 and full year 2011

For the second quarter 2011, iSoftStone expects the following measures to be within the ranges shown.

•	Net revenues for the second quarter 2011: $61.0 million to $62.0 million.

•	Net income for the second quarter 2011: $4.5 million to $5.0 million.

•	Non-GAAP net income for the second quarter 2011: $7.0 million to $7.5 million.

•

Non-GAAP diluted earnings per ADS for the second quarter 2011 to be approximately $0.11, assuming 61.1 million average ADSs will be outstanding in the second quarter 2011. One ADS represents 10 ordinary shares.

For the full year 2011, iSoftStone is revising upwards its prior guidance as shown below. We are also providing for the first time non-GAAP diluted earnings per ADS.

For the year 2011, iSoftStone expects the following measures to be within the ranges shown.

•	Net revenues in 2011: $262.0 million to $277.0 million.

•	Net income in 2011: $19.5 million to $21.5 million.

•	Non-GAAP net income in 2011: $33.0 million to $35.0 million.

•	Non-GAAP diluted earnings per ADS in 2011: $0.53 to $0.56 assuming 62.1 million average ADSs will be outstanding in 2011. One ADS represents 10 ordinary shares.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. GAAP, we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Conference Call on May 13, 2011

iSoftStone will host an earnings conference call and live webcast covering its first quarter 2011 financial results at 8:00 a.m. Eastern Daylight Time (New York) on May 13, 2011 (which is also 8:00 p.m. in Beijing and Hong Kong on May 13).

The dial-in details for the live conference call are:

U.S. toll-free	1 866 831 6243

U.S. toll & International dial-in	1 617 213 8855

Mainland China toll-free	010 800 152 1490 (China North)

010 800 130 0399 (China South)

Hong Kong toll-free	800 96 3844

Participant pass code	ISS

A live and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes prior to the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available two hours after the conclusion of the conference call through 5:00 p.m. EDT on May 27, 2011. The dial-in details for the replay are as follows: U.S. toll-free at 1 888 286 8010, international dial-in at 1 617 801 6888, and the replay pass code for both is 7390 1072.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the first quarter 2011, our financial outlook for the second quarter and full year 2011, our ability to capitalize on growth opportunities and the contributing factors, progress made in addressing the public sector market and the limited effect of the earthquake in Japan and related events on our operations.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter 2011 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter and full year 2011, effectively capitalize on our growth opportunities, enter targeted markets, or otherwise grow our business in the manner planned. The earthquake in Japan and related events also may have an unanticipated adverse impact on our business. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 15 of Form 424(b) that we filed with the U.S. Securities and Exchange Commission on December 14, 2010, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our second quarter 2011 and 2011 full year financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this news release, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers, +86-139-1141-3520

tmyers@christensenir.com

Ms. Kathy Li, +1-480-614-3036

kli@christensenir.com

Source: iSoftStone Holdings Limited

Note (1)

Our non-GAAP net income and non-GAAP diluted earnings per share (“EPS”) exclude share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination and amortization of intangible assets from acquisitions.

iSoftStone Holdings Limited

Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2010 (Unaudited)	March 31, 2011 (Unaudited)

Cash	181,080	161,274
Restricted Cash	2,873	1,065
Accounts receivable, net of allowance	101,943	116,169
Other current assets	11,480	14,566
Total current assets	297,376	293,074

Property and equipment	17,900	18,066
Intangible assets	5,618	5,004
Goodwill	19,371	19,876
Other non-current assets	2,766	3,112

Total assets	343,031	339,132

Accounts payable	12,916	9,025
Deferred revenue	5,716	5,157
Short term borrowings	37,275	37,569
Convertible notes	29,415	—
Other current liabilities	30,372	23,627
Total current liabilities	115,694	75,378

Other non-current liabilities	1,907	1,783
Total liabilities	117,601	77,161

Shareholders’ equity	224,424	260,966
Noncontrolling interest	1,006	1,005

Total liabilities and shareholders’ equity	343,031	339,132

iSoftStone Holdings Limited

Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three-month periods ended March 31,
	2010 (Unaudited)	2011 (Unaudited)

Revenues	39,941	58,044
Business tax	(680)	(1,127)

Net revenues	39,261	56,917
Cost of revenues	(25,489)	(36,372)

Gross profit	13,772	20,545
Operating expenses:
General and administrative expenses	(9,656)	(11,472)
Selling and marketing expenses	(3,044)	(5,385)
Research and development expenses	(906)	(948)

Total operating expenses	(13,606)	(17,805)
Change in fair value of contingent consideration in connection with business combination	314	(58)
Other income, net	21	84
Government subsidies	1,432	872

Income from operations	1,933	3,638
Interest income	25	278
Interest expense	(1,002)	(1,180)
Change in fair value of convertible notes derivatives	(317)	2,832

Income before provision for income taxes and loss in equity method investments, net of income taxes	639	5,568
Income taxes benefit (expense)	149	(325)

Income after income tax before loss in equity method investments, net of income taxes	788	5,243
Loss in equity method investments, net of income taxes	—	(92)

Net income	788	5,151

Earnings per share (In US$)
Basic	—	0.01
Diluted	—	0.01
Earnings per ADS (In US$)
Basic	—	0.10
Diluted	—	0.09
Weighted average shares (In thousands)
Basic	132,565	530,338
Diluted	147,150	603,620

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

Reconciliation of net income to Non-GAAP net income

	Three-month periods ended March 31,
	2010 (Unaudited)	2011 (Unaudited)

Net income (GAAP measures)	788	5,151

Reconciliation items
Share-based compensation	689	2,550
Amortization of intangible assets from acquisitions	364	593
Interest expenses of convertible notes	715	654
Change in fair value of convertible notes derivatives	317	(2,832)
Change in fair value of contingent consideration in connection with business combinations	(314)	58

Net income (Non-GAAP measures)	2,559	6,174

Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three-month periods ended March 31, 2010				Three-month periods ended March 31, 2011
	GAAP measures	Adjustments		Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (In thousands)	147,150	294,214	(a)	441,364	603,620		603,620
Diluted earnings per share (In US$)	—			0.01	0.01		0.01
Diluted earnings per ADS (In US$)	—			0.06	0.09		0.10

Note:

(a)	The adjustments represent (i) addition of impact of series A convertible preference shares and series B convertible redeemable preference shares assumed to have been converted into ordinary shares at the beginning of the period; (ii) addition of impact of convertible notes assumed to have been converted into ordinary shares at the beginning of the period (or at time of issuance, if later).